[Schering-Plough Corporation Letterhead]
June 16, 2009
VIA EDGAR AND FACSIMILE
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	Schering-Plough Corporation Form S-4 Filed May 20, 2009 File No. 333-159371
Dear Mr. Riedler:
     Set forth below are responses of Schering-Plough Corporation (“Schering-Plough”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated June 3, 2009 regarding Schering-Plough’s Registration Statement on Form S-4 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 (the “Amendment”) to the Registration Statement, and we have enclosed five courtesy copies of the Amendment marked to show changes from the Registration Statement as filed on May 20, 2009.
     The Staff’s comments, indicated in bold, are followed by Schering-Plough’s responses.
Form S-4
1.	Please revise your risk factor discussion and the subsequent discussions of the issue to clarify that the distribution agreement includes competing definitions of “change of control” and include both definitions.
     Response:
We note the Staff’s comment. Section 8.2(c) of the Distribution Agreement between Centocor and Schering-Plough (the “Distribution Agreement”) is the “Change of Control” provision which governs the termination rights in the event of a change of control. Section 8.2(c) of the Distribution Agreement sets forth various circumstances that constitute a “Change of Control” for purposes of the Distribution Agreement and refers to the term “Control” as defined in Section 1.4 of the Distribution Agreement. There is no competing

Mr. Riedler
June 16, 2009

definition of “Change of Control” under the Distribution Agreement. We will revise our Legal Proceedings section to include a discussion of Section 8.2(c) as set forth in our response to SEC Comment 3.
2.	We note your disclosure in this risk factor acknowledging that an arbitrator could determine that Centocor is permitted to terminate the distribution agreement as a result of the transaction and, if terminated, the combined entity would lose all rights to distribute and commercialize Remicade. We further note your disclosure regarding the uncertainty surrounding the outcome of any threatened or actual proceeding and that the parties may choose to settle the dispute. We note that Merck filed as soliciting materials, material included in a press release dated May 27, 2009 stating, “Schering-Plough and Merck noted that Johnson & Johnson’s position is contradicted by the plain language of the Remicade distribution agreement. The companies are confident that an arbitrator will agree that the Merck/Schering-Plough merger does not give Johnson & Johnson the right to terminate this agreement.” This statement appears to contradict the disclosure in the risk factor. Please explain the apparent contradiction.
Response:
In response to the Staff’s comment we have modified the risk factor and the Legal Proceedings section. Specifically, we:
•	Revised the heading to reflect the commencement of the arbitration proceeding;
•	Updated the disclosure to reflect that Centocor has initiated arbitration proceedings;
•	Deleted the statement that “Merck and Schering-Plough believe that the merger does not constitute a change of control as defined in the distribution agreement; therefore, Merck and Schering-Plough believe that completion of the merger will not entitle Centocor to terminate the distribution agreement” in order to remove language from the risk factor which could serve to mitigate the risk being discussed; and
•	Relocated the last paragraph of the risk factor to the Legal Proceedings section.
Accordingly, the risk factor addresses only the potential negative impacts to the combined company in the event of settlement or should the arbitrator reach a conclusion contrary to the combined company and the Legal Proceedings section will address the factual and procedural aspects of the arbitration as well as Schering-Plough’s and Merck’s beliefs as to the merits of the arbitration. In particular, the Legal Proceedings disclosure will state “Although Schering-Plough and Merck are confident that the arbitrator will determine that Centocor does not have the right to terminate the Distribution Agreement, there is a risk of an unfavorable outcome.”

Mr. Riedler
June 16, 2009

Please see our response to SEC Comment 3 for our Legal Proceedings disclosure. The risk factor has been revised as follows:
An arbitration proceeding commenced by Centocor against Schering-Plough may result in the combined company’s loss of the rights to market Remicade and golimumab.
A subsidiary of Schering-Plough is a party to a Distribution Agreement (the “Distribution Agreement”) with Centocor, a wholly owned subsidiary of Johnson & Johnson, pursuant to which the Schering-Plough subsidiary has rights to distribute and commercialize the rheumatoid arthritis treatment Remicade and golimumab, a next-generation treatment, in certain territories. By its terms, the Distribution Agreement may be terminated by a party if the other party is subject to a “Change of Control” as defined in the Distribution Agreement.
Centocor has initiated an arbitration proceeding to resolve the parties’ dispute over whether, as a result of the proposed merger between Schering-Plough and Merck, Schering-Plough and its subsidiary would undergo a change of control that would permit Centocor to terminate the Distribution Agreement. Please see “Legal Proceedings Related to the Transaction” beginning on page 93.
Schering-Plough is vigorously contesting, and the combined company will vigorously contest, Centocor’s attempt to terminate the Distribution Agreement as a result of the proposed merger. However, if the arbitrator were to conclude that Centocor is permitted to terminate the Distribution Agreement as a result of the transaction and Centocor in fact terminates the Distribution Agreement following the merger, the combined company would not be able to distribute Remicade, which generated sales for Schering-Plough of approximately $2.1 billion in 2008, and would not have the right to commercialize and distribute golimumab in the future. In addition, due to the uncertainty surrounding the outcome of the arbitration, the parties may choose to settle the dispute under mutually agreeable terms but any agreement reached with Centocor to resolve the dispute under the Distribution Agreement may result in the terms of the Distribution Agreement being modified in a manner that may reduce the benefits of the Distribution Agreement to the combined company.
3.	Please include a discussion of the arbitration filed with the American Arbitration Association to determine whether the merger constitutes a change of control that would permit Johnson & Johnson to terminate its distribution agreement with Schering-Plough.
Response:
In response to the Staff’s comment we will add the following disclosure to our “Legal Proceedings Related to the Transaction” section:

Mr. Riedler
June 16, 2009

On May 27, 2009, Centocor, a wholly owned subsidiary of Johnson & Johnson, initiated an arbitration proceeding seeking to terminate the Distribution Agreement and related agreements between a Schering-Plough subsidiary and Centocor relating to the distribution of Remicade and golimumab. In that notice, Centocor claims that the proposed merger constitutes a “Change of Control” of Schering-Plough and its subsidiary and, therefore, gives Centocor the right to terminate the Distribution Agreement and related agreements.
Section 8.2(c) of the Distribution Agreement defines when a “Change of Control” has occurred for purposes of the Distribution Agreement. Under the plain reading of this provision, Merck and Schering-Plough believe that completion of the merger will not entitle Centocor to terminate the Distribution Agreement.
The arbitration process involves a number of steps, including the selection of an independent arbitrator, information exchanges and hearings, before a final decision will be reached. The arbitration proceeding is expected to take place over the next 9 to 12 months and could continue after the merger has closed. Schering-Plough and Merck are fully prepared to arbitrate the matter and to vigorously defend Schering-Plough’s rights (and after the proposed merger has closed, the combined company’s rights) under the Distribution Agreement.
Although Schering-Plough and Merck are confident that the arbitrator will determine that Centocor does not have the right to terminate the Distribution Agreement, there is a risk of an unfavorable outcome. If the arbitrator were to conclude that Centocor is permitted to terminate the Distribution Agreement as a result of the merger and Centocor in fact terminates the Distribution Agreement following the merger, the combined company would not be able to distribute Remicade, which generated sales for Schering-Plough of approximately $2.1 billion in 2008, and would not have the right to commercialize and distribute golimumab in the future. In addition, due to the uncertainty surrounding the outcome of the arbitration, the parties may choose to settle the dispute under mutually agreeable terms but any agreement reached with Centocor to resolve the dispute under the Distribution Agreement may result in the terms of the Distribution Agreement being modified in a manner that may reduce the benefits of the Distribution Agreement to the combined company.
However, in spite of these factors:
•	Any change or termination of the Distribution Agreement with Centocor is excluded by the merger agreement from the definition of “material adverse effect” both with respect to Merck and Schering-Plough and is excluded from the definition of “material adverse effect” in the credit agreements for the credit facilities entered into in connection with financing the merger.
•	The estimated annual cost savings of $3.5 billion expected to be realized from the transaction annually after 2011 is not dependent on the retention of the rights to

Mr. Riedler
June 16, 2009

distribute Remicade and golimumab, although the loss of these rights would reduce the amount of sales expected to be generated by the combined company.
•	The anticipated continued payment by the combined company of the current Merck dividend of $1.52 per share annually is not conditioned on the retention of the rights to distribute Remicade and golimumab.
* * * * * *
     Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (908) 298-7119 or, in my absence, Susan Ellen Wolf at (908) 298-7354.

Sincerely, /s/ Michael Pressman Michael Pressman Senior Counsel

cc:	Susan Ellen Wolf, Schering-Plough Corporation Celia A. Colbert, Merck & Co., Inc. Nandini Acharya, SEC Suzanne Hayes, SEC